UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Change in Board of Directors	2

TELEFÓNICA, S.A. (hereinafter, Telefónica), in compliance with the Securities Market legislation, hereby communicates the following:
OTHER RELEVANT INFORMATION
The Board of Directors of Telefónica unanimously resolved, at its meeting held today, to accept the voluntary resignation presented by Ms. Carmen García de Andrés from her position as Director of Telefónica, for personal reasons and in order to contribute to the process of orderly renewal of the Board of Directors of Telefónica.

The Board of Directors has expressed its gratitude to Ms. Carmen García de Andrés for the services rendered to Telefónica during her tenure.

Consequently, Ms. Carmen García de Andrés is no longer member of the Board of Directors' Committees of which she was member. In particular, the Audit and Control Committee and the Sustainability and Regulation Committee.

In order to fill the abovementioned vacancy, and following a favorable report from the Nominating, Compensation and Corporate Governance Committee, the Board of Directors of the Company has resolved to appoint, by co-optation, Mr. Carlos Ocaña Orbis as Proprietary Director to the Board of Directors of Telefónica, nominated by the shareholder Sociedad Estatal de Participaciones Industriales.

Likewise, the Board of Directors of the Company has resolved, following a favorable report from the Nominating, Compensation and Corporate Governance Committee to appoint Mr. Carlos Ocaña Orbis as Member of the Executive Commission and the Audit and Control Committee.

Madrid, May 8, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 08, 2024	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors